Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

30 July 2008

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp

Andrew M Knox
Public Officer

Enc.

QUARTERLY REPORT
FOR THE QUARTER ENDING 30 JUNE 2008

QUARTER SUMMARY

- Record total revenue for the quarter of A$13.2 million (22% increase on previous quarter) on record sales of 108,390 barrels.
- Cash at the end of the quarter was A$14.8 million.

Papua New Guinea

- Quarterly revenue from SE Gobe field was A$2.5 million.
- Cobra -1 reached a total depth of 3202 metres after experiencing drilling difficulties. Wireline logs indicated that the primary objective Iagifu sandstone was water wet and that a hydrocarbon column was present in the Hedinia sandstone. The well was sidetracked to allow evaluation of this column in a clean well bore. A significant variation in sand thickness was encountered in this sidetrack and reliable pressure measurements were not able to be obtained. A decision was therefore made to again sidetrack the well.

Indonesia

- Quarterly revenue from the Oyong field was A$10.7 million.
- Production from the field continued at an expected average rate for the quarter of around 6700 barrels of oil per day and at the end the quarter, approximately 2 million barrels of oil had been produced from the field.
- Oyong Phase 2 gas development progressed during the quarter, with line pipe manufactured and pipe coating begun. Contracts have been awarded for construction of onshore facilities at Grati and for offshore pipeline installation.

New Zealand

- During the quarter, the well head platform was installed on the field and the FPSO anchored in position. Preparations were made for connection of the flow lines and arrival of the drilling rig.

Australia

- Acquisition of a 3660km 2D seismic survey in Bass Basin permits T/37P and T/38P was completed on 18 April 2008.
- MEO completed acquisition of 2D seismic in WA-359-P.
- At the end of the quarter MEO gave notice that it irrevocably committed to drilling the Zeus -1 well in WA-361-P.
- During the quarter, Cue accepted the WA designated authority's offer to grant an exploration permit WA-409-P in the offshore Carnarvon Basin of Western Australia.

1. **PRODUCTION**

- **PAPUA NEW GUINEA**

PDL 3 – SE Gobe Field, PNG (5.568892% interest)
Operator: Santos
SE Gobe Unit, PNG (3.285646% interest)
Operator: Oil Search

The SE Gobe field production rate for the calendar year to date averaged approximately 5,700 barrels of oil per day (Cue's share approximately 180 barrels of oil per day). Cue's oil production revenue received during the quarter from the SE Gobe field was A$2.5 million and equated to 20,408 barrels.

Cue did not have any hedging arrangements in place during the quarter.

- **INDONESIA**

Sampang PSC – Oyong Field – Madura Strait, East Java, Indonesia (15% interest)
Operator: Santos

Oyong Field

Cue's oil production revenue received during the quarter from the Oyong field was A$10.7 million and equated to 87,982 barrels.



Oyong Production Barge

The average production rate for the field for the quarter, was as expected, approximately 6700 barrels of oil per day.

At the end of the quarter, 1.7 million barrels of oil had been produced out of the estimated gross proved and probable (2P) reserve of 6 million barrels. The estimated proved plus probable plus possible (3P) reserve is 10 million barrels.

Cue did not have any hedging arrangements in place.

Oyong Gas Phase

Manufacture of the 14 inch offshore gas line pipe is complete and pipe coating is beginning. A contract for pipeline installation is expected to be awarded shortly.

Construction of the office complex at Grati has been completed and a contract has been awarded for construction of the onshore gas processing facilities.

The capital cost of the gas development phase has increased in line with the general cost increases being experienced by the petroleum industry and the development is now expected to cost approximately US$117 million, with Cue's share being US$17.5 million.

2. DEVELOPMENT ACTIVITY

- **NEW ZEALAND**

PMP 38160 (Granted from December 2005, for 22 years)
PEP 38413 (Five year extension approved to 1st January 2011)
Taranaki Basin – New Zealand (5% interest)
Operator: OMV New Zealand
Maari Oil Field

Development Progress

The well head platform has been installed on the field and preparations were being made for development drilling operations.

The FPSO has moved to the field and has anchored on location.

Preparations are underway for pulling flow lines and umbilical into the platform.

Development drilling will begin when the ENSCO 107 jack up rig which has been drilling for Origin Energy in New Zealand is moved to Maari in late July or early August.

First oil, assuming no unexpected weather delays, is expected around the end of October 2008, when the first oil development well is completed. Oil production will ramp up towards the expected initial gross rate of 37,500 barrels of oil per day as the five oil development wells are progressively drilled.

3. EXPLORATION AND APPRAISAL ACTIVITIES

- **PAPUA NEW GUINEA**

PDL 3 – Papuan Basin, PNG (5.568892% interest)
Operator: Santos

No exploration activity took place during the quarter.

PPL 190 – Papuan Basin, PNG (10.947% interest)
Operator: Oil Search

Cobra -1 spudded on 25 January 2008. Geological complexity in the near surface hole caused drilling difficulties and respudding of the well as Cobra -1A. The well was drilled to a total depth of 3202 metres penetrating the primary objective Iagifu sandstone and secondary objective Hedinia sandstone.

Interpretation of wireline logs indicated that the primary objective Iagifu sandstone was water wet, and that a hydrocarbon column was present in the secondary objective Hedinia sandstone. The well was sidetracked to allow pressure readings and samples to be taken in a clean hole to confirm the presence and type of hydrocarbons in the Hedinia.

Interpretation of log data in the sidetrack hole has indicated that the targeted Hedinia sandstone contains upper and lower sandstone lobes. The lower lobe is interpreted to be water bearing. The upper lobe is thinner than expected but is interpreted to contain hydrocarbons. It was not possible to obtain pressure measurements to confirm this interpretation. It was therefore decided to drill a further short sidetrack to intersect a thicker section of upper Hedinia sandstone to enable further evaluation.

Cobra -1A is testing a seismically defined sub thrust prospect on trend with the Bilip -1 oil discovery and the SE Gobe field.

PRL -8 – Papuan Basin, PNG (10.72% interest)
Operator: Oil Search

The infill 2D seismic data over the Kimu field has been processed and is being integrated into a new interpretation of the field which will be used to generate revised estimated recoverable gas volumes.

PRL -9 – Papuan Basin, PNG (14.894% interest)
Operator: Santos

Initial preparations have been made to drill Barikewa -3. However, the well has been delayed potentially to mid 2009, as the PNG authorities have not yet renewed the Petroleum Retention License.

- **INDONESIA**

Sampang PSC – Madura Strait, East Java, Indonesia (15% interest), (Jeruk interest 8.181818%)
Operator: Santos

Wortel

The new infill 2D seismic data has been processed and had been integrated into the interpretation of the field. The results indicate that a Wortel -3 appraisal well will not be needed and FEED for the development of the field is expected shortly, ahead of a project sanction decision in early first quarter 2009.

Jeruk

No activity.

- **AUSTRALIA**

AC/RL -7 – Timor Sea (Cue interest 20%)
Operator: Coogee Resources

Bids are being sought for the reprocessing of the existing ONNIA 3D seismic survey over the Cash-Maple gas field.

Carnarvon Basin
EP 363 Carnarvon Basin – Western Australia (10% participation option)
Operator: Apache Energy

No exploration activity took place during the quarter.

WA-359-P Carnarvon Basin – Western Australia (20% interest)
Operator: MEO Australia Limited

Acquisition of the remaining portion of the 2D seismic survey was completed on 8 April 2008.

WA-360-P Carnarvon Basin – Western Australia (20% interest)
Operator: MEO Australia Limited

Processing of the 200 square kilometres of new 3D seismic data continued during the quarter.

WA-361-P Carnarvon Basin – Western Australia (20% interest)
Operator: MEO Australia Limited

Processing of the 50 square kilometres of new 3D seismic data and reprocessing of approximately 600 square kilometres of the existing Rosie 3D seismic survey were ongoing during the quarter.

Reprocessing by MEO of the existing Rosie 3D survey, which covered the majority of the Zeus feature, has confirmed the presence of AVO (amplitude variation with offset) responses indicative of gas in the Legendre formation sandstones within the Zeus stratigraphic trap. The Legendre sandstones are the primary gas charged reservoir in the Perseus gasfield, which lies a few kilometres southeast of WA-361-P.

On 3 July 2008, MEO irrevocably committed to be drilling of the Zeus -1 well and announced a further 8 contingent wells that could be drilled in WA-359-P, WA-360-P and WA-361-P.

MEO Australia Limited has secured the semi-submersible drilling rig, Songa Venus for the drilling of the Zeus -1 well in WA-361-P in October 2008.

WA-389-P Carnarvon Basin – Western Australia (100% interest)
Operator: Cue Energy Resources Limited

Ongoing interpretation of the existing seismic data has revealed several encouraging structural leads. These are being further analysed ahead of the acquisition of 350 square kilometers of new 3D seismic data and a limited amount of 2D seismic data on the western side of the permit in the third quarter of 2008.

WA-409-P – Western Australia (50% interest)
Operator: Cue Energy Resources Limited

Cue has accepted the grant of permit WA-409-P over offshore bid area W07-16 in the Carnarvon Basin. Cue has 50% interest with Gascorp Australia Pty Ltd holding the other 50% interest.

WA-409-P lies between Cue's existing permits WA-359-P and WA-389-P and contains leads that will be the focus of ongoing exploration both in WA-409-P and the adjacent permits.

Bass Basin
T/37P Bass Basin – Tasmania (50% interest)
Operator: Cue Energy Resources Limited

Acquisition of 3000 kilometres of new 2D seismic data was completed on 18 April 2008. The data provides a closely spaced 1km x 1km grid over an area of sparse existing seismic coverage, where several structural leads have been identified.
The data is being processed and should be available for interpretation in third quarter 2008.

T/38P Bass Basin – Tasmania (50% interest)
Operator: Cue Energy Resources Limited

660km of new 2D seismic data was acquired in the permit in conjunction with the T/37P survey. The data covers several prospects and leads in the north east of the permit and will be processed and interpreted in conjunction with T/37P data.

Beach Petroleum expects to begin drilling the Spikey Beach -1 well in October 2008 in the Beach Petroleum farmin block of T/38P.

By Order of the Board



Andrew Knox
Public Officer

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Cue Energy Resources Limited

ABN

45 066 383 971

Quarter ended ("current quarter")

30 June 2008

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date 12 months $A'000
1.1	Receipts from product sales and related debtors	13,236	31,359
1.2	Payments for (a) exploration and evaluation (refer 2.2)	(5,087)	(10,552)
	(b) development	(4,262)	(18,114)
	(c) production	(1,658)	(4,440)
	(d) administration	(662)	(2,082)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	83	380
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	(360)	(1,968)
1.7	Other (loan drawdown, refer 3.1 (i))	2,695	12,177
	Net Operating Cash Flows	3,985	6,760
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	(13)	(31)
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(13)	(31)
1.13	Total operating and investing cash flows (carried forward)	3,972	6,729

1.13	Total operating and investing cash flows (brought forward)	3,972	6,729
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Share Issue Costs	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	3,972	6,729
1.20	Cash at beginning of quarter/year to date	11,152	9,104
1.21	Exchange rate adjustments to item 1.20	(363)	(1,072)
1.22	**Cash at end of quarter**	14,761	14,761

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	92
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Directors fees

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities (i)	20,833	12,453
3.2	Credit standby arrangements	-	-

(i) Project finance for the Maari oil field development in the Taranaki Basin, New Zealand. The facility is for US$20M with BOS International (Australia) Limited, a part of the Bank of Scotland's global oil and gas business.

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	8,415
4.2	Development	7,680
	Total	**16,095**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	1	91
5.2	Deposits at call	14,760	11,061
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	14,761	11,152

Changes in interests in mining tenements

	Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1 Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2 Interests in mining tenements acquired or increased	WA-409-P	Working	-	50%

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	-	-	-	-
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	- -	- -	- -	- -
7.3	**+Ordinary securities**	628,239,007	628,239,007	-	-
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	- -	- -	- -	- -
7.5	**+Convertible debt securities** *(description)*	-	-	-	-
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	- -	- -	- -	- -
7.7	**Options** *(description and conversion factor)*	1,000,000 1,033,336 1,033,332 1,033,435	-	*Exercise Price* 35 cents 20 cents 22.5 cents 25 cents	*Expiry* 01/06/10 19/04/12 19/04/12 19/04/12
7.8	Issued during quarter	1,000,000	-	35 cents	01/06/10
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	1,000,000	-	35 cents	01/06/08
7.11	**Debentures** *(totals only)*	-	-		
7.12	**Unsecured notes** *(totals only)*	-	-		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 30 July 2008
Public Officer

Print name: Andrew Knox

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS
- QUARTER ENDED 30 JUNE 2008

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
[(i)]Sampang PSC	Santos (Sampang) Pty Ltd	15.00
Papua New Guinea		
PPL 190	Oil Search Limited	10.947
PDL 3	Barracuda Pty Ltd	5.568892
PRL 9	" " "	14.894
SE Gobe Field Unit	Oil Search (PNG) Limited	3.285646
PRL 8	Oil Search Limited	10.72
Australia		
T/37P	Cue Energy Resources Limited	50.00
[(ii)]T/38P	Cue Energy Resources Limited	50.00
WA-359-P	MEO Australia Limited	20.00
WA-360-P	MEO Australia Limited	20.00
WA-361-P	MEO Australia Limited	20.00
WA-389-P	Cue Energy Resources Limited	100.00
WA-409-P	Cue Energy Resources Limited	50.00
AC/RL7	Coogee Resources Limited	20.00
New Zealand		
PEP 38413	OMV New Zealand Limited	5.00
PMP 38160	OMV New Zealand Limited	5.00

[(i)]Economic interest in the Jeruk field	8.181818
[(ii)]Working interest in Spikey Beach block	10.00

END